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November 15, 2012 Via Facsimile and E-Mail Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities & Exchange Commission	FIRM / AFFILIATE OFFICES
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Attention: Peggy Kim, Special Counsel

Re:	Complete Genomics, Inc.

Amendment No. 6 to Schedule 14D-9

Filed November 13, 2012

File No.: 5-85871

Dear Ms. Kim:

We are counsel to Complete Genomics, Inc. (the “Company”) and on behalf of the Company, we submit this letter in response to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 13, 2012, with respect to the Amendment No. 6 to Schedule 14D-9 that was filed by the Company with the Commission on November 13, 2012 (the “Amendment”) in connection with the cash tender offer (the “Offer”) that has been made for all of the outstanding shares of common stock of the Company by Beta Acquisition Corporation (“Purchaser”) and BGI-Shenzhen (“Parent”). Capitalized terms used but not defined in this letter shall have the respective meanings assigned to them in the Schedule 14D-9 dated September 25, 2012, as amended.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment. The Company has filed Amendment No. 7 to Schedule 14D-9 with the Commission that reflects these revisions.

Item 4. The Solicitation or Recommendation

1.	Please revise to update the disclosure of the board’s reasons for recommending that shareholders accept the tender offer by BGI, in light of the higher offer of $3.30 per

November 15, 2012

share by Party H. Please also describe why the board believes there is a substantial likelihood that a proposed transaction with Party H would fail to receive antitrust clearance.

Response: In response to the Staff’s comment, the Company has revised the disclosure as follows:

Item 4 of the Schedule 14D-9 is amended and supplemented to add the following after the sixth bullet point on page 23 of the Section entitled “Reasons for the Recommendation” with the following as a new bullet:

No Superior Proposal Available. The Company Board considered the unsolicited non-binding proposal by Party H and concluded that Party H’s proposal was inadequate, not in the best interests of the Company’s stockholders, and did not constitute a Superior Proposal, as defined in the Merger Agreement, because, among other reasons, there is a substantial likelihood that any transaction between the Company and Party H would fail to receive antitrust clearance.

Item 8 of the Schedule 14D-9 is amended and supplemented to add to the end of the third full paragraph under the heading “Subsequent Events” the following:

This conclusion was based on (a) statements by Party H’s executives and its advisors, in previous discussions with the Company’s CEO and antitrust counsel (prior to when the Company entered into the Merger Agreement with BGI), indicating that they believe that the U.S. antitrust regulators would almost certainly object to a transaction between the Company and Party H as long as there remained any other viable acquirer of the Company; (b) the fact that the U.S. Federal Trade Commission has instituted a “Second Request” investigation of the proposed transaction with BGI, which the Company Board’s advisors consider to be pro-competitive compared to a transaction with Party H, because, among other reasons, it will preserve the Company’s innovative technology in the market place; and (c) the extent to which the Company and Party H are each other’s closest competitors for customers in the U.S. for whole human genome sequencing as an out-sourced service.

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Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (650) 328-4600.

Sincerely,

/s/ Alan C. Mendelson
Alan C. Mendelson of Latham & Watkins LLP

cc:	A. W. Homan, Complete Genomics, Inc.